Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THE RESULTS OF EXTRAORDINARY GENERAL MEETING
OF SHAREHOLDERS OF ITS SUBSIDIARY BUCURESTI TURISM S.A

Tel Aviv, Israel, February 19, 2015, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today that at the extraordinary general meeting of shareholders of its approximately 77% holding subsidiary Bucuresti Turism S.A., which shares are traded on RASDAQ market ("BUTU"), that took place on February 18, 2015, it was resolved, amongst other things, that BUTU will not take the necessary legal actions for the shares issued by it to be admitted for trading on a regulated market or to be listed on an alternate trading system. The Company's subsidiary which is the direct owner of the shares in BUTU voted in favor of the above resolution. BUTU is the owner of the hotel complex known as the "Radisson Blu" in Bucharest, Romania.

To the best knowledge of the Company, according to Romanian law, as a result of the aforementioned resolution BUTU's shares will be delisted and the shareholders of BUTU who have not voted in favor of the aforementioned resolution will be entitled to withdraw from BUTU, in consideration for a price to be paid by BUTU as determined by an independent certified expert in accordance with the provisions of the Romanian law and regulations.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the failure of the Rights Offering to receive requisite regulatory approvals and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2013, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:
Ron Hadassi
Chairman of the Board of Directors and Acting CEO
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com